

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Mr. Christopher Vohs
Chief Accounting Officer
Bluerock Multifamily Growth REIT, Inc.
712 Fifth Avenue, 9th Floor
New York, NY 10019

> **Re: Bluerock Multifamily Growth REIT, Inc.**
> **Form 10-K**
> **Filed March 13, 2013**
> **File No. 333-153135**

Dear Mr. Vohs:

We have read your supplemental response letter dated October 18, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1.   We note that counsel provided the Tandy representations required in our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 15

2.   We note your response to comment four and five in our letter dated September 12, 2013, and your proposed disclosure. It appears from your response to comment four that you have included the Estates at Perimeter and Gardens at Hillsboro Village properties in your computation of net operating income as if they were consolidated. Please expand

your proposed disclosure to clarify that these properties are accounted for under the equity method and disclose the amounts attributed to these properties included in each line item of your presentation. Also, include a statement disclosing the reasons why you believe that the inclusion of these properties in your non-GAAP financial measure is appropriate and provides useful information to investors regarding your financial condition and results of operations.

Note 6 – Variable Interest Entities and Other Consolidation Matters, page F-18

3.   We note from your response to comment eight of our previous letter that you state that having managerial control rights, in addition to plurality or majority ownership in each of the managing member entities of the Creekside, Enders and MDA Apartments joint ventures, results in having sufficient control over the properties to require you to consolidate them in your financial statements. Please clarify to us if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business or substantive kick-out rights to remove the managing member. If so, clarify to us how you considered those rights in determining whether you are required to consolidate the properties in your financial statements. Refer to ASC 970-810 and 810-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Kristina Aberg, Staff Attorney, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief